Exhibit 99.1

Franco-Nevada Third Quarter 2012 Results Release and Conference Call details

TORONTO, October 26 2012 - Franco-Nevada Corporation (TSX: FNV, NYSE: FNV) expects to report Third Quarter 2012 results after market close on November 6, 2012.  The complete Financial Statements and Management’s Discussion and Analysis will be available on Franco-Nevada’s website at www.franco-nevada.com and on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Conference Call

Management will host a conference call on November 7, 2012 at 10:00 a.m. Eastern Time to review the results. Interested investors are invited to participate as follows:

•                  Conference Call: Local: 647-427-7450; Toll-Free: 1-888-231-8191; Title: Franco-Nevada Corporation Third Quarter 2012 Financial Results.

•                  Conference Call Replay: A recording will be available until November 14, 2012 at the following numbers:

Local: 416-849-0833; Toll-Free: 1-855-859-2056; Pass code: 58833221.

•                  Webcast: A live audio webcast will be accessible at www.franco-nevada.com.

•                  Slides: A presentation to accompany the conference call will be available on the Company’s website prior to the call.

Corporate Summary

Franco-Nevada Corporation is the leading gold royalty and stream company by both gold revenues and number of gold assets.  Its business model benefits from rising commodity prices and new discoveries while limiting operating and capital cost inflation.

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell	Sandip Rana
Manager, Investor Relations	Chief Financial Officer
416-306-6328	416-306-6303
info@franco-nevada.com